

August 9, 2023

Stefan Berndt-von Bülow
Chief Financial Officer
Mynaric AG
Dornierstraße 19
82205 Gilching, Germany

      Re: Mynaric AG
           Form 20-F for Fiscal Year Ended December 31, 2022
           Filed May 1, 2023
           File No. 001-41045

Dear Stefan Berndt-von Bülow:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please include a new Report of Independent Registered Public Accounting Firm in your amendment indicating the name of the audit firm and include an audit firm signature. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 20-F/A. Refer to Rule 2-02 of Regulation S-X as referenced by Instruction 2 to Item 8.A.2 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology